SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President and CEO

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

World Energy Solutions, Inc. (“World Energy”) previously filed a power point presentation from Tim Healy, Chairman and CEO of EnerNOC, to World Energy Solution employees dated November 5, 2014. This Amendment No. 1 to Schedule 14D-9 corrects and replaces a milestone event date on the slide, “ EnerNOC History of Events.”

EnerNOC in Depth
Proven CustomerTrack Record
6,100 Enterprise customers across tens of thousands of sites
More than 100 utility partners; 46 long term contracts with utilities
~27,000 MW Peak load under management
6,000—9,000 MW of Demand Response flexibility
Full Value and Technology Offering
A leading SaaS provider of Energy Intelligence Software (EIS)
Combine technology, managed services, and market access More than $175M invested to date in technology, software, systems 22 offices in 12 countries with DR offered in 10; process bills in over 100 Stream, analyze, and archive 1.5 billion real-time energy data points every month
World-Class Team and Resources Founded in 2001 Over 1,000 employees; 500 outside of HQ in Boston
24/7/365 Network Operations Center and customer support Publicly traded on the U.S. NASDAQ (ENOC)
$384M revenues in 2013; project over $450M in 2014 35% CAGR since 2007
7 History of Events
23
COPYRIGHT © 2014 WORLD ENERGY SOLUTIONS, INC.

Notice to Investors

The tender offer described herein has not yet been commenced. The description contained in this Report is neither an offer to purchase nor a solicitation of an offer to sell securities of the Company. At the time the tender offer is commenced, EnerNOC and its wholly owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and the Company intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders of the Company are strongly advised to read the Tender Offer Statement on Schedule TO, including the offer to purchase, form of letter of transmittal and other documents related to the tender offer, and the Solicitation/Recommendation Statement on schedule 14D-9 that will be filed by the Company, and other relevant materials when they become available, because these materials contain important information regarding the tender offer. Stockholders of the Company will be able to obtain a free copy of these documents (when they become available) and other documents filed by the Company or EnerNOC with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the Schedule TO and related exhibits, including the offer to purchase, forms of letters of transmittal, and other related tender offer documents may be obtained (when available) for free by contacting the Company at 100 Front Street, Worcester, MA 01608.